JOHNSON
INVESTMENT COUNSEL

PORTFOLIO CONSTRUCTION & ASSET ALLOCATION

THIRD QUARTER 2022

JOHNSON
INVESTMENT COUNSEL

OUR PHILOSOPHY

OUR INVESTMENT MANAGEMENT RESPONSIBILITY

- Be prudent stewards of our clients' capital
- Preserve and build wealth over time
- Maximize total returns at an acceptable level of risk
- Never risk everything on any one market forecast

1. We focus on long-term performance
2. We will not outperform every year
3. The key to #1 is being prepared for #2

THE STOCK MARKET IS RELIABLY POSITIVE OVER THE LONG-TERM

- Market returns vary widely in the short-term but become more predictable over long periods.
- Maintaining a long-term focus reduces the risk of negative returns. There has never been a negative 30-year period for the S&P 500.

Distribution of Stock Market Returns Since 1950


150%
125%
100%
75%
50%
25%
0%
-25%
-50%
-75%
61.2%
13.1%
-43.3%
33.3%
11.9%
-16.1%
29.6%
11.6%
-6.6%
22.1%
11.5%
-3.4%
14.5%
11.1%
6.6%
1-Year
3-Year
5-Year
10-Year
30-Year
Maximum
Minimum
Average

SOURCE: BLOOMBERG

JOHNSON
INVESTMENT COUNSEL

TO PARTICIPATE IN LONG-TERM RETURNS, INVESTORS MUST SUCCESSFULLY NAVIGATE MARKET DRAWDOWNS

- Despite an average positive return of 11.4% per year, the average intra-year decline of the S&P 500 is 14%.
- On average, a 10% or greater decline in the S&P 500 occurs every 19 months.



Stock Market Performance vs. Intra-Year Declines
4,000
3,000
2,000
1,000
0
S&P 500 PRICE LEVEL
0.0%
-15.0%
-30.0%
-45.0%
-60.0%
DRAWDOWN
17%
-17%
-13%
-8%
-34%
-8%
-20%
-6%
-9%
-8%
-19%
-17%
-34%
-14%
-7%
-10%
-49%
-28%
-19%
-6%
-12%
-3%
-20%
-7%
-34%
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
S&P 500 (Left)
Intra-Year Drop % (Right)

SOURCE: BLOOMBERG

MARKET TIMING IS NOT A RELIABLE RISK MITIGATION TOOL

- Attempting to time the market is difficult and dangerous.
- Successfully timing the market requires both a well-timed exit and a well-timed re-entry.
- Missing out on the late stages of a bull market can be more costly than participating in a bear market.



Median Return Leading Up To and Following Equity Market Peaks
38.79%
19.38%
12.32%
9.04%
-8.73%
-10.71%
-10.87%
2.03%
24 Month Prior
12 Months Prior
6 Months Prior
3 Months Prior
3 Months After
6 Months After
12 Months After
24 Months After

SOURCE: BLOOMBERG
NOTE: CHART IS BASED ON RETURN DATA FROM 9 BEAR MARKETS FROM 1950-2022. A BEAR MARKET IS DEFINED AS A DECLINE OF 20% OR MORE IN THE S&P 500 BENCHMARK PRICE.

JOHNSON INVESTMENT COUNSEL

THE BEST PATH TO RELIABLE DOWNSIDE PROTECTION IS THROUGH OWNING HIGH QUALITY SECURITIES

- A better approach to managing risk in portfolios is owning high-quality securities throughout the cycle.
- The timing of market declines is unpredictable, but the relative performance of the best securities in a downturn is consistent.

On average, the Johnson 60/40 portfolio has outperformed by 122 bps during turbulent quarters



Performance During 10 Worst Quarters Since 2006
4.00%
2.00%
0.00%
-2.00%
-4.00%
-6.00%
-8.00%
-10.00%
-12.00%
1.22%
Q4 2008
Q2 2022
Q1 2020
Q4 2018
Q3 2011
Q3 2009
Q2 2010
Q3 2008
Q1 2022
Q1 2008
Average
Market Index 60/40 Portfolio
Johnson 60/40 Portfolio (Net)
Differential

SOURCE: ZEPHYR DATA AS OF 9/30/2022

NOTE: JOHNSON 60/40 PORTFOLIO MADE UP OF JEQIX AND JIBFX, MARKET INDEX MADE UP OF S&P 500 AND BLOOMBERG US AGGREGATE; INFORMATION ABOUT INDICES IS PROVIDED TO ALLOW FOR COMPARISON OF THE PERFORMANCE OF JOHNSON PORTFOLIO TO THAT OF THE MARKET INDEX MADE UP OF S&P500 AND BLOOMBERG US AGGREGATE. THERE IS NO REPRESENTATION THAT SUCH INDICES ARE AN APPROPRIATE BENCHMARK FOR SUCH COMPARISON. YOU CANNOT INVEST DIRECTLY IN AN INDEX, WHICH ALSO DOES NOT TAKE INTO ACCOUNT TRADING COMMISSIONS AND COSTS. THE VOLATILITY OF INDICES MAY BE MATERIALLY DIFFERENT FROM THE PERFORMANCE OF THE JOHNSON PORTFOLIO. IN ADDITION, JOHNSON'S RECOMMENDATIONS MAY DIFFER SIGNIFICANTLY FROM THE SECURITIES THAT COMPRISE THE INDICES.

QUALITY SECURITIES ALLOW FOR A GROWTH-ORIENTED ASSET ALLOCATION

- Asset allocation is a key driver of long-term investor success.
- By reducing risk through the ownership of high-quality securities, investors can maintain a higher allocation to the stock market over time.


Risk Return Comparison
Return
7.50%
7.25%
7.00%
6.75%
6.50%
6.25%
6.00%
Risk
8.50%
8.75%
9.00%
9.25%
9.50%
9.75%
10.00%
10.25%
10.50%


Maximum Drawdown
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
-26.38%
-27.78%
-32.54%

Quality securities provide downside protection in the worst market environments

	Return	Standard Deviation	Sharpe Ratio	Max Drawdown
Johnson 60/40 Portfolio (Net)	7.15%	9.47%	0.64	-26.38%
Johnson 63/37 Portfolio (Net)	6.99%	9.08%	0.65	-27.78%
Market Index 60/40 Portfolio	6.65%	9.63%	0.58	-32.54%

SOURCE: ZEPHYR DATA AS OF 9/30/2022

NOTE: JOHNSON PORTFOLIOS MADE UP OF JEQIX AND JIBFX, MARKET INDEX PORTFOLIO MADE UP OF S&P500 AND BLOOMBERG US AGGREGATE INDEX; RETURN SEQUENCE FROM 1/1/2006 (JEQIX INCEPTION) TO 6/30/2021; INFORMATION ABOUT INDICES IS PROVIDED TO ALLOW FOR COMPARISON OF THE PERFORMANCE OF JOHNSON PORTFOLIO TO THAT OF THE MARKET INDEX MADE UP OF S&P500 AND BLOOMBERG US AGGREGATE. THERE IS NO REPRESENTATION THAT SUCH INDICES ARE AN APPROPRIATE BENCHMARK FOR SUCH COMPARISON. YOU CANNOT INVEST DIRECTLY IN AN INDEX, WHICH ALSO DOES NOT TAKE INTO ACCOUNT TRADING COMMISSIONS AND COSTS. THE VOLATILITY OF INDICES MAY BE MATERIALLY DIFFERENT FROM THE PERFORMANCE OF THE JOHNSON PORTFOLIO. IN ADDITION, JOHNSON'S RECOMMENDATIONS MAY DIFFER SIGNIFICANTLY FROM THE SECURITIES THAT COMPRISE THE INDICES.

RECESSIONARY MARKET DECLINES WARRANT ADDITIONAL RISK CONTROL

- In most environments, quality securities give sufficient protection to weather difficult markets.
- Not all volatility is the same; recessions lead to bear markets.
- Recessionary periods have historically been much more detrimental to portfolios and warrant adjustments at the asset allocation level.

Historically, recessionary drawdowns have been much more severe than non-recessionary market pullbacks


Average Peak-to-Trough Decline
Max Drawdown
Recessionary
Non-recessionary
Recessionary
Non-recessionary
0%
-10%
-20%
-30%
-40%
-50%
-60%
-31%
-15%
-55%
-33%


Average Time to Recover (Months)
Max Recover Time (Months)
60
50
40
30
20
10
0
20
6
54
24

At the same time, the market has typically recovered more quickly coming out of non-recessionary pullbacks

SOURCE: BLOOMBERG, JOHNSON ASSET MANAGEMENT; S&P 500 PERFORMANCE DATA FROM 12/31/1965 – 12/31/2021

JOHNSON INVESTMENT COUNSEL

RECESSIONS ARE UNPREDICTABLE, BUT THERE ARE NORMALLY WARNING SIGNS

- We monitor economic data to determine when recessions are more likely; our proprietary multifactor model has been a strong indicator of recession risk.
- When market volatility increases in tandem with recession risk, we are likely to move more conservative in asset allocation.

Johnson Asset Management Recession Probability Model



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jan-95
Apr-96
Jul-97
Oct-98
Jan-00
Apr-01
Jul-02
Oct-03
Jan-05
Apr-06
Jul-07
Oct-08
Jan-10
Apr-11
Jul-12
Oct-13
Jan-15
Apr-16
Jul-17
Oct-18
Jan-20
Apr-21
Jul-22
Recession
Recession Probability
40% Odds

SOURCE: BLOOMBERG & JOHNSON ASSET MANAGEMENT DATA AS OF 9/30/2022 (SOME MODEL INPUTS AS OF 8/31/22).

JOHNSON
INVESTMENT COUNSEL

OUR PROCESS

JOHNSON INVESTMENT COUNSEL

JOHNSON INVESTMENT RESEARCH TEAMS

Portfolio Strategy Team

- **Charles Rinehart, CFA, CAIA, Chief Investment Officer**
- Michael Leisring, CFA, Chief Investment Officer – Fixed Income
- Jason Jackman, CFA, President – Johnson Investment Counsel
- Bret Parrish, CFA, President – JIC Private Client Group
- Fred Brink, CFA, CFP®, President – Johnson Asset Management
- Brian Kute, CFA, Director of Research
- Michael Jordan, CFA, CFP®, Managing Director
- Chad Maggard, CFA, Managing Director

Individual Stock Selection
Brian Kute, CFA
Charles Rinehart, CFA, CAIA
Bryan Andress, CFA
Chris Godby, CFA
Bill Jung, CFA
Bret Parrish, CFA
Joe Abbott, CFA
Eric Bachus, CFA
Previn Pandey
Treven Mitchell
Zach Berohn

Research Strategy Teams

Equity		Fixed Income
Charles Rinehart, CFA, CAIA	Bill Jung, CFA - Large Cap	**Michael Leisring, CFA**
Brandon Zureick, CFA - Economics	Joe Abbott, CFA - International	Jason Jackman, CFA
Max Monk, CFA - Infrastructure	David Christian CFA, CFP® - Portfolio Construction	Ryan Martin, CFA
Emilia Connor-Brady, CFA - Private Assets	Alex Wertz, CFP® - Communications	David Theobald, CFA
Michael Timm, CFA, CFP® – Private Assets	Landon Peterson - Communications	Brandon Zureick, CFA
Eric Bachus, CFA - Portfolio Construction		Emilia Connor-Brady, CFA
		Kristen Curtiss, CFA
		Alex Wirt, CFP®

JOHNSON
INVESTMENT COUNSEL

OUR PORTFOLIO CONSTRUCTION PROCESS

- Before any investment is made, it moves through a multi-step process guided by our investment discipline.
- Our team-based approach enables our Portfolio Managers to tailor our institutional investment research to accomplish your personalized goals.



Individual Security & Fund Research
Individual research analysts, true subject matter experts, evaluate individual securities and funds, with a focus on quality
Equity Strategy Team & Bond Strategy Team
Specialized teams debate analyst recommendations and evaluate the attractiveness of competing opportunities
Portfolio Strategy Team
Our most senior investment professionals evaluate asset allocation recommendations to ensure risk and return are optimized at the portfolio level
Portfolio Manager
Your portfolio manager tailors our firm's best thinking to fit your specific objectives

JOHNSON ASSET MANAGEMENT AWARD WINNING FUNDS

» Johnson has had multiple funds win Lipper awards for strong performance in their respective peer groups.

- The Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best Fund over 5 Years" for Equity Income Funds.

- The Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Fund Award for "Best fund over 3 years" AND "Best fund over 5 years" for Institutional Mutual Funds.

These honors are given to individual mutual funds that have outperformed peers based on risk-adjusted, consistent returns over three-, five-, and ten-years relative to their peers. Refinitiv Lipper designates award-winning funds in most individual classifications for the three-, five-, and ten-year periods.


REFINITIV LIPPER
FUND AWARDS
2021 WINNER
UNITED STATES
Johnson Equity Income Fund
Johnson Investment Counsel Inc
Best Fund over 5 Years
Equity Income Funds
Robert Jenkins
HEAD OF RESEARCH
Pradeep Menon
MANAGING DIRECTOR,
GLOBAL HEAD OF INVESTING
AND ADVISORY
REFINITIV

NOTE: THE REFINITIV LIPPER FUND AWARDS, GRANTED ANNUALLY, HIGHLIGHT FUNDS AND FUND COMPANIES THAT HAVE EXCELLED IN DELIVERING CONSISTENTLY STRONG RISK-ADJUSTED PERFORMANCE RELATIVE TO THEIR PEERS. THE REFINIITV LIPPER FUND AWARDS ARE BASED ON THE LIPPER LEADER FOR CONSISTENT RETURN RATING, WHICH IS A RISK-ADJUSTED PERFORMANCE MEASURE CALCULATED OVER 36, 60 AND 120 MONTHS. THE FUND WITH THE HIGHEST LIPPER LEADER FOR CONSISTENT RETURN (EFFECTIVE RETURN) VALUE IN EACH ELIGIBLE CLASSIFICATION WINS THE REFINITIV LIPPER FUND AWARD. FOR MORE INFORMATION, SEE LIPPERFUNDAWARDS.COM. ALTHOUGH REFINITIV LIPPER MAKES REASONABLE EFFORTS TO ENSURE THE ACCURACY AND RELIABILITY OF THE DATA CONTAINED HEREIN, THE ACCURACY IS NOT GUARANTEED BY REFINITIV LIPPER. THE AWARD MAY NOT BE REPRESENTATIVE OF EVERY CLIENT'S EXPERIENCE. THE AWARD IS NOT INDICATIVE OF FUTURE PERFORMANCE AND THERE IS NO GUARANTEE OF FUTURE INVESTMENT SUCCESS.

THOROUGH OUTSIDE MANAGER DUE DILIGENCE

- We are committed to providing best-in-class investment solutions to our clients, whether internally or externally managed.
- We apply the same quality-oriented investment discipline to our evaluation of external partners.
- Our portfolio strategy team follows an analytical screening process which identifies the world's best investment managers through a mixture of quantitative screening and qualitative analysis.
- We maintain total independence throughout due diligence and monitoring process.

Capital Market Expectations

- Independent analysis helps us identify the most attractive markets and asset classes around the globe
- When our capital market expectations highlight an opportunity, we survey the entire landscape of both internal and external capabilities to provide best-in-class teams that will implement our ideas

Quantitative Screening

- We search multiple databases for the managers with the best track records
- Performance is measured on a risk-adjusted basis vs the benchmark
- We prioritize managers that consistently deliver on expectations and exclude those with a few good years of outsized results

Qualitative Due Diligence

- We conduct multiple rounds of interviews with portfolio managers and research analysts investigating investment philosophy, firm culture, portfolio construction, industry experience and incentive structures
- We emphasize consistent investment disciplines and repeatable processes over year-to-year results

Portfolio Monitoring

- We review external factors such as general economic indicators and financial markets to ensure the manager's performance is consistent with our expectations
- We continue to monitor the manager's investment process to ensure decisions are compatible with client objectives

Our scale enables us to provide favorable terms for our clients when making fund selection decisions

SAMPLE PORTFOLIO: IN-HOUSE VS. EXTERNALLY MANAGED

- We leverage a combination of our in-house asset management expertise as well as best in class external managers, leveraging our firm scale for cost savings and portfolio efficiency.
- Our internal capabilities ensure a single fee layer for the majority of the portfolio.

Legend:
- Johnson Managed Individual Securities
- Johnson Managed Mutual Funds
- Externally Managed Mutual Funds/ETFs

Equity		Fixed Income		Real Assets	Alternatives	Cash & Equivalents
Individual Stocks	Johnson Equity Income Fund	Individual Corporate Bonds	Individual Municipal Bonds	Real Estate	High Yield Bonds	Money Market Funds
Johnson Opportunity Fund	Mid Cap	Johnson Fixed Income Fund	Johnson Municipal Income Fund	Infrastructure	Absolute Return	
Small Cap	International					
Johnson International Fund						

Across Large Cap, Fixed Income and Mid Cap, over 80% of the sample portfolio is managed by our in-house investment management teams


Sample Johnson Balanced Portfolio
Fixed Income - 40%
Large Cap - 40%
Mid Cap - 1.5%
SMID Cap - 1.5%
Small Cap - 4.0%
International - 10.0%
Real Estate - 1.0%
Infrastructure - 2.0%

JOHNSON
INVESTMENT COUNSEL

OUR OUTLOOK

JOHNSON
INVESTMENT COUNSEL

ANNUAL RETURNS BY ASSET CLASS

2013	2014	2015	2016	2017	2018	2019	2020	2021	YTD
Small Cap 38.82%	Real Estate 27.24%	Real Estate 2.14%	Small Cap 21.31%	International Equities 27.19%	Cash 1.83%	Large Cap 31.49%	Small Cap 19.96%	Real Estate 38.99%	Commodities 13.57%
Large Cap 32.39%	Large Cap 13.69%	Large Cap 1.38%	High Yield 17.13%	Large Cap 21.83%	Fixed Income 0.01%	Real Estate 28.92%	Large Cap 18.40%	Large Cap 28.71%	Cash 0.63%
Balanced Benchmark 15.96%	Balanced Benchmark 8.80%	Balanced Benchmark 0.58%	Large Cap 11.96%	Balanced Benchmark 14.71%	High Yield -2.08%	Small Cap 25.52%	Balanced Benchmark 13.98%	Commodities 27.11%	Fixed Income -14.61%
International Equities 15.29%	Fixed Income 5.97%	Fixed Income 0.55%	Commodities 11.77%	Small Cap 14.65%	Balanced Benchmark -3.39%	International Equities 21.51%	International Equities 10.65%	Small Cap 14.82%	High Yield -14.74%
High Yield 7.44%	Small Cap 4.89%	Cash 0.03%	Balanced Benchmark 7.59%	Real Estate 9.84%	Real Estate -4.03%	Balanced Benchmark 21.22%	Fixed Income 7.51%	Balanced Benchmark 13.83%	Balanced Benchmark -20.18%
Real Estate 1.77%%	High Yield 2.45%	Small Cap -4.41%	Real Estate 7.56%	High Yield 7.50%	Large Cap -4.38%	High Yield 14.32%	High Yield 7.11%	International Equities 7.82%	Large Cap -23.87%
Cash 0.05%	Cash 0.03%	High Yield -4.47%	International Equities 4.50%	Fixed Income 3.54%	Small Cap -11.01%	Fixed Income 8.72%	Cash 0.54%	High Yield 5.28%	Small Cap -25.10%
Fixed Income -2.02%	International Equities -3.87%	International Equities -5.66%	Fixed Income 2.65%	Commodities 1.70%	Commodities -11.25%	Commodities 7.69%	Commodities -3.12%	Cash 0.04%	International Equities -26.50%
Commodities -9.52%	Commodities -17.01%	Commodities -24.66%	Cash 0.26%	Cash 0.81%	International Equities -14.20%	Cash 2.21%	Real Estate -5.29%	Fixed Income -1.54%	Real Estate -28.35%

SOURCE: BLOOMBERG DATA THROUGH 9/30/22

BALANCED BENCHMARK = 50% S&P 500, 10% MSCI ACWI EX US, 40% BLOOMBERG US AGGREGATE; SMALL CAP = RUSSELL 2000; LARGE CAP = S&P 500; INTERNATIONAL EQUITIES = MSCI ACWI EX US; HIGH YIELD = BLOOMBERG US HIGH YIELD; REAL ESTATE = DOW JONES US REAL ESTATE; CASH = BLOOMBERG 1-3 MO. T-BILL; FIXED INCOME = BLOOMBERG US AGGREGATE; COMMODITIES = BLOOMBERG COMMODITIES INDEX.

JOHNSON INVESTMENT COUNSEL

RARE TO SEE BOTH STOCKS AND BONDS DOWN TOGETHER

In 2022 we have seen both the stock market and the bond market selloff dramatically at the same time. Looking at the chart to the right, we can see just how unique these market conditions have been.

The worst rolling 12-month periods, circled in red, have all occurred ending in 2022. From top to bottom, the circled periods are as follows:

1. 9/30/2022
2. 8/31/2022
3. 6/30/2022
4. 7/31/2022
5. 5/31/2022
6. 4/30/2022



Rolling 12-Mo. Stock & Bond Returns since 1990
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
Bond Returns
-60%
-40%
-20%
0%
20%
40%
60%
80%
Stock Returns

NOTE: BOND RETURNS FROM BLOOMBERG US AGGREGATE INDEX, STOCK RETURNS FROM S&P 500 INDEX
SOURCE: BLOOMBERG DATA AS OF 9/30/22

JOHNSON
INVESTMENT COUNSEL

INTEREST RATES ARE DRIVING BOTH STOCK AND BOND MARKETS


10-Yr. Treasury Yields
4.25%
4.00%
3.75%
3.50%
3.25%
3.00%
2.75%
2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
0.75%
0.50%
0.25%
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
Mar-21
Sep-21
Mar-22
Sep-22


UST Yield Curve
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
0
5
10
15
20
25
30
12/31/2021
6/30/2022
9/30/2022

SOURCE: BLOOMBERG DATA AS OF 9/30/22

INFLATION DRIVING INTEREST RATES HIGHER


U.S. Consumer Price Index (CPI)
9%
7%
5%
3%
1%
-1%
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
Mar-21
Sep-21
Mar-22
Sep-22
Headline CPI (YoY)
Core CPI (YoY)

SOURCE: BLOOMBERG DATA AS OF 9/30/22

JOHNSON INVESTMENT COUNSEL

HISTORIC PACE OF FED RATE HIKES



Pace of Fed Hiking Cycles
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Path projected by
FOMC Dot Plot
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36
# of Months
1986-1989
1994-1995
1999-2000
2004-2006
2015-2019
2022

SOURCE: BLOOMBERG DATA AS OF 9/30/22

GAUGES OF INFLATION ARE BEGINNING TO TURN

Shipping Costs


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
10
9
8
7
6
5
4
3
2
1
-
Jan-18 Apr-18 Jul-18 Oct-18 Jan-19 Apr-19 Jul-19 Oct-19 Jan-20 Apr-20 Jul-20 Oct-20 Jan-21 Apr-21 Jul-21 Oct-21 Jan-22 Apr-22 Jul-22

Lumber


1,600
1,400
1,200
1,000
800
600
400
200
0
10
9
8
7
6
5
4
3
2
1
-
Jan-18 Apr-18 Jul-18 Oct-18 Jan-19 Apr-19 Jul-19 Oct-19 Jan-20 Apr-20 Jul-20 Oct-20 Jan-21 Apr-21 Jul-21 Oct-21 Jan-22 Apr-22 Jul-22

ISM Supplier Delivery Time


80
75
70
65
60
55
50
10
9
8
7
6
5
4
3
2
1
-
Jan-18 Apr-18 Jul-18 Oct-18 Jan-19 Apr-19 Jul-19 Oct-19 Jan-20 Apr-20 Jul-20 Oct-20 Jan-21 Apr-21 Jul-21 Oct-21 Jan-22 Apr-22 Jul-22

M2 Money Supply Y/Y%


30
25
20
15
10
5
0
10
9
8
7
6
5
4
3
2
1
-
Jan-18 Apr-18 Jul-18 Oct-18 Jan-19 Apr-19 Jul-19 Oct-19 Jan-20 Apr-20 Jul-20 Oct-20 Jan-21 Apr-21 Jul-21 Oct-21 Jan-22 Apr-22 Jul-22

Manheim Used Cars Y/Y%


60
50
40
30
20
10
0
10
9
8
7
6
5
4
3
2
1
-
Jan-18 Apr-18 Jul-18 Oct-18 Jan-19 Apr-19 Jul-19 Oct-19 Jan-20 Apr-20 Jul-20 Oct-20 Jan-21 Apr-21 Jul-21 Oct-21 Jan-22 Apr-22 Jul-22

ISM Prices Paid


100
90
80
70
60
50
40
30
10
9
8
7
6
5
4
3
2
1
-
Jan-18 Apr-18 Jul-18 Oct-18 Jan-19 Apr-19 Jul-19 Oct-19 Jan-20 Apr-20 Jul-20 Oct-20 Jan-21 Apr-21 Jul-21 Oct-21 Jan-22 Apr-22 Jul-22

U.S. CPI YoY (Right)

SOURCE: BLOOMBERG DATA AS OF 9/30/22

JOHNSON INVESTMENT COUNSEL

RETURN TO FED'S INFLATION TARGET COULD TAKE TIME



Core CPI MoM + Trend
7%
6%
5%
4%
3%
2%
1%
0%
1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
1/1/2021
2/1/2021
3/1/2021
4/1/2021
5/1/2021
6/1/2021
7/1/2021
8/1/2021
9/1/2021
10/1/2021
11/1/2021
12/1/2021
1/1/2022
2/1/2022
3/1/2022
4/1/2022
5/1/2022
6/1/2022
7/1/2022
8/1/2022
9/1/2022
10/1/2022
11/1/2022
12/1/2022
1/1/2023
2/1/2023
3/1/2023
4/1/2023
5/1/2023
6/1/2023
7/1/2023
Core CPI MoM (R)
Projected 0.3% MoM Rate
Core CPI YoY (L)
Projected 0.2% MoM Rate
Projected 0.1% MoM Rate
Fed 2% Inflation Target

SOURCE: BLOOMBERG DATA AS OF 9/30/22

JOHNSON INVESTMENT COUNSEL

STRUCTURAL INFLATION REMAINS UNLIKELY



Inflation Follows Population Growth
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
130
120
110
100
90
80
70
60
50
1958
1962
1966
1970
1974
1978
1982
1986
1990
1994
1998
2002
2006
2010
2014
2018
2022
2026
2030
2034
2038
5 Year Average Core CPI
Lagged 25 Year Birth Rate



Avg. Nominal GDP Growth by Decade
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
6.8%
6.9%
10.0%
8.0%
5.5%
4.2%
3.4%
5.2%
1950's
1960's
1970s
1980's
1990's
2000's
2010's
2020's

SOURCE: BLOOMBERG DATA AS OF 9/30/22

ROLLERCOASTER THIRD QUARTER FOR S&P 500 RETURNS


S&P 500 Index: Q3 2022
4500
4400
4300
4200
4100
4000
3900
3800
3700
3600
3500
6/30 - 8/16:
+13.9%
8/16 – 9/30:
-16.7%
6/30- 9/30:
-4.9%
7/1/2022
7/8/2022
7/15/2022
7/22/2022
7/29/2022
8/5/2022
8/12/2022
8/19/2022
8/26/2022
9/2/2022
9/9/2022
9/16/2022
9/23/2022
9/30/2022

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG DATA AS OF 9/30/22

JOHNSON
INVESTMENT COUNSEL

2022 DOWNTURN DRIVEN BY VALUATION CORRECTION


S&P 500 PE NTM
25
20
15
10
5
0
20.9
18.5
16.1
Current: 15.2
Sep-12
Feb-13
Jul-13
Dec-13
May-14
Oct-14
Mar-15
Aug-15
Jan-16
Jun-16
Nov-16
Apr-17
Sep-17
Feb-18
Jul-18
Dec-18
May-19
Oct-19
Mar-20
Aug-20
Jan-21
Jun-21
Nov-21
Apr-22
Sep-22
P/E (NTM)
5-Yr Avg
+1 Stdev
-1 Stdev

SOURCE: FACTSET DATA AS OF 9/30/22

VALUATION CORRECTIONS BODE WELL FOR LONG-TERM INVESTORS

1-Year Annualized S&P 500 Returns vs. Starting P/E Levels


100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
Annual Return
R² = 0.0413
0
5
10
15
20
25
30
Starting P/E Level

10-Year Annualized S&P 500 Returns vs. Starting P/E Levels


20%
15%
10%
5%
0%
-5%
-10%
Annual Return
S&P 500 PE Level
9/30/2022: 16.02
S&P 500 PE Level
12/31/2021: 22.71
R² = 0.6167
0
5
10
15
20
25
30
Starting P/E Level

NOTE: 1-, 10-YEAR ANNUALIZED RETURNS CALCULATED USING DAILY INDEX VALUES AND STARTING P/E LEVELS
SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG DATA FROM 9/30/1990 – 9/30/22

JOHNSON INVESTMENT COUNSEL

EARNINGS HAVE BEEN RESILIENT, STARTING TO WEAKEN


S&P 500 EPS Estimates
260
250
240
230
220
210
200
190
180
+5.4%
-4.1%
-2.4%
+19.3%
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
2022 E
2023 E

SOURCE: FACTSET DATA AS OF 9/30/22

RECESSION PROBABILITY INCREASING


Recession Probability Model
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jan-95
Apr-96
Jul-97
Oct-98
Jan-00
Apr-01
Jul-02
Oct-03
Jan-05
Apr-06
Jul-07
Oct-08
Jan-10
Apr-11
Jul-12
Oct-13
Jan-15
Apr-16
Jul-17
Oct-18
Jan-20
Apr-21
Jul-22
Recession
Recession Probability
40% Odds

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG DATA AS OF 9/30/22

CURRENT RECESSION INDICATORS MIXED

INDICATOR	RECESSION RULE	RECENT SIGNAL	RECESSION Y/N	2007	2001	1990
MARKET-BASED:						
YIELD CURVE	10YR – FF IS NEGATIVE	0.70%	NO	YES	YES	NO
IG CORP SPREADS	ABOVE 150	159	YES	YES	YES	NO
HY CORP SPREADS	ABOVE 500	552	YES	YES	YES	NO
STOCK MARKET	DECLINE 11% FROM PEAK	-25.3%	YES	NO	YES	NO
LABOR MARKET:						
JOBLESS CLAIMS (4 WK AVG)	ABOVE 360K	207k	NO	NO	YES	YES
UNEMPLOYMENT RATE	+0.5% FROM BOTTOM	+0.2%	NO	YES	NO	NO
TEMP EMPLOYMENT	BELOW -1% YOY	10.4%	NO	YES	YES	NO
AVG WEEKLY HOURS	-0.5% YOY	-0.6%	YES	NO	YES	YES
BROAD ECONOMY:						
LEADING INDICATORS	-2% YOY	-1.0%	NO	YES	YES	NO
COIN/LAGGING INDEX	96.3 OR BELOW	94.2	YES	NO	NO	NO
ECRI	-10% OR BELOW	-10.3%	YES	NO	NO	NO
MANUFACTURING:						
ISM MANUFACTURING	BELOW 47	50.9	NO	NO	YES	YES
CAPACITY UTILIZATION	4 PTS BELOW PEAK	-0.2	NO	NO	YES	NO
NONDEFENSE CAP GOODS EX. AIRCRAFT	3-MTH AR -10% OR BELOW	9.6%	NO	NO	YES	NO
CONSUMER:						
HOUSING STARTS	-35% YOY	-0.1%	NO	YES	NO	NO
RETAIL SALES EX. GAS	3-MTH RATE BELOW 0%	4.9%	NO	YES	YES	NO
CONSUMER SENTIMENT	15 PTS BELOW PEAK	-42.4	YES	YES	NO	NO

SOURCE: BLOOMBERG, ECRI DATA AS OF 9/30/22

HIGH VOLATILITY CAN CREATE OPPORTUNITIES


CBOE Volatility Index (VIX)
85
75
65
55
45
35
25
15
5
Sep-18
Nov-18
Jan-19
Mar-19
May-19
Jul-19
Sep-19
Nov-19
Jan-20
Mar-20
May-20
Jul-20
Sep-20
Nov-20
Jan-21
Mar-21
May-21
Jul-21
Sep-21
Nov-21
Jan-22
Mar-22
May-22
Jul-22
Sep-22


S&P 500 Returns Following VIX 30+ Since 1990
25%
20%
15%
10%
5%
0%
6.62%
7.85%
12.73%
15.24%
23.33%
23.28%
3-Month
6-Month
12-Month
Average
Median

NOTE: AVERAGE AND MEDIAN FORWARD RETURNS CALCULATED 3-, 6-, 12-MONTHS FORWARD FROM DAILY INSTANCE OF VIX LEVEL OF 30+
SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG DATA FROM 9/30/1990 – 9/30/22

RELATIVE VALUATION HAS NARROWED, GROWTH STILL EXTENDED


Forward P/E Ratio
40
35
30
25
20
15
10
5
0
18
16
14
12
10
8
6
4
2
0
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Growth vs Value (Right)
Russell 1000 Growth (Left)
Russell 1000 Value (Left)

SOURCE: BLOOMBERG DATA AS OF 9/30/22

MARKET CONCENTRATION STILL IMPACTFUL

Historical Weight of Top 5 in S&P 500


% of S&P 500 Weight
25
20
15
10
5
0
1990
1993
1996
1999
2002
2005
2008
2011
2014
2017
2020

S&P 500 Top 5 Constituents						
	Apple	Microsoft	Amazon	Tesla	Alphabet	**S&P 500**
Weight (%)	6.9	5.8	3.3	2.3	3.6	
LTM EV/EBITDA	17.7	17.5	23.3	57.2	12.0	**12.1**
Div. Yield (%)	0.6	1.0	0.0	0.0	0.0	**1.8**

Relative Valuation


LTM EV/EBITDA
45
40
35
30
25
20
15
10
5
0
1990
1995
2000
2005
2010
2015
2020
Top 5 Weighted Average
S&P 500

Relative Dividend Yield


Dividend Yield (%)
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
1990
1995
2000
2005
2010
2015
2020
Top 5 Weighted Average
S&P 500

HISTORICAL WEIGHT OF TOP 5 SECURITIES IN S&P 500 CHART WAS CALCULATED ON QUARTERLY BASIS. GOOG AND GOOGL WERE COMBINED AND VIEWED AS ONE SECURITY IN THE ANALYSIS, AND GOOGL WAS USED WHEN CALCULATING VALUATION AND DIVIDEND YIELD METRICS. VALUATION AND DIVIDEND YIELD CHARTS WERE CALCULATED ON ANNUAL BASIS. BAC AND C STOCKS WERE EXCLUDED FROM RELATIVE VALUATION CHART WHEN THEY WERE IN TOP 5 GIVEN THAT THEY DID NOT REPORT EBITDA DATA.

SOURCE: FACTSET, JOHNSON ASSET MANAGEMENT RESEARCH, DATA AS OF 9/30/22

SMALLER COMPANIES RELATIVELY ATTRACTIVE


3.00
2.00
1.00
0.00
-1.00
-2.00
-3.00
-4.00
P/S Relative to 1000 (Std. Deviations)
Expensive vs. Large Stocks
Cheap vs. Large Stocks
1997
2000
2003
2006
2009
2012
2015
2018
2021
Small Cap (Russell 2000)
Mid Cap (Russell Mid Cap)

SOURCE: BLOOMBERG, FACTSET DATA AS OF 9/30/22

INTERNATIONAL STOCKS ATTRACTIVELY VALUED


S&P 500 / MSCI EAFE Price to Sales Z-Score
Z-Score
4
3
2
1
0
-1
-2
-3
-4
International Cheap
International Expensive
1995
1998
2001
2004
2007
2010
2013
2016
2019
2022


US Fed Trade Weighted Real AFE Index
Currency Z-Score
4
3
2
1
0
-1
-2
-3
-4
Dollar Expensive
Dollar Cheap
1976
1981
1986
1991
1996
2001
2006
2011
2016
2021

NOTE: TRADE WEIGHTED DOLLAR IS US FED TRADE WEIGHTED REAL AFE INDEX
SOURCE: BLOOMBERG, FACTSET, JOHNSON ASSET MANAGEMENT RESEARCH DATA AS OF 9/30/22

STRONG DOLLAR SUPPORTS INTERNATIONAL ALLOCATION

Currency Impact on International Returns



60%
40%
20%
0%
-20%
-40%
-60%
4
3
2
1
0
-1
-2
-3
-4
1976
1977
1979
1980
1982
1983
1985
1986
1988
1989
1991
1992
1994
1995
1997
1998
2000
2001
2003
2004
2006
2007
2009
2010
2012
2013
2015
2016
2018
2019
2021
2022
Currency Contribution to MSCI EAFE Returns (Left)
USD Valuation Z-Score (Right)

NOTE: CURRENCY CONTRIBUTION TO MSCI EAFE RETURN MEASURED AS TOTAL RETURN MINUS LOCAL CURRENCY RETURN

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA FROM 1/1/1976 – 9/30/2022

STRONG DOLLAR SUPPORTS INTERNATIONAL ALLOCATION


S&P 500 – MSCI EAFE Returns, Indexed
Shaded areas denote periods where USD is >2 std. dev. expensive
Index Returns (S&P 500 – MSCI EAFE)
200
180
160
140
120
100
80
60
40
20
0
Jan-70
Apr-71
Jul-72
Oct-73
Jan-75
Apr-76
Jul-77
Oct-78
Jan-80
Apr-81
Jul-82
Oct-83
Jan-85
Apr-86
Jul-87
Oct-88
Jan-90
Apr-91
Jul-92
Oct-93
Jan-95
Apr-96
Jul-97
Oct-98
Jan-00
Apr-01
Jul-02
Oct-03
Jan-05
Apr-06
Jul-07
Oct-08
Jan-10
Apr-11
Jul-12
Oct-13
Jan-15
Apr-16
Jul-17
Oct-18
Jan-20
Apr-21
Jul-22

		International Relative Returns During Period:				
		USD Returns		Local Currency Returns		
Initial Flag (>2 Std. Dev. Expensive)	Near-term Relative Return Trough	Cumulative	Annualized	Cumulative	Annualized	% of Intl. Outperformance Driven by Currency
6/30/1981	11/30/1988	69.8%	7.4%	23.2%	2.9%	66.7%
2/28/2002	2/29/2008	60.1%	8.2%	4.9%	0.8%	91.8%

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, DATA FROM 1/1/1970 – 9/30/2022

JOHNSON INVESTMENT COUNSEL

THE "SELF-HEALING" NATURE OF BOND MATH

Consider two return paths for a single 10-year bond held to maturity:

1) Initial Expectation – 10-year bond purchased with a 3.0% YTM leads to an expectation of 3.0% annual rate of return and IRR after 10 years of 3.0% on the investment, holding rates constant.

2) Rate Rise in Year 1 – Because rates have risen in Year 1, the 10-year bond has decreased in price, leading to a negative annual rate of return. However, with rates remaining at the elevated level for the life of the bond, reinvestment results in higher annual rates of return, leading to the same IRR of 3.0% after 10 years.



Expected vs. Actual Return Path
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
-17.6%
6.0%
3.0%
1
2
3
4
5
6
7
8
9
10
Annual Return (Rate Rise)
Annual Return (Initial Expectation)
Realized IRR
Initial Expectation IRR

Year	1	2	3	4	5	6	7	8	9	10
Annual Return (Rate Rise)	-17.6%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Annual Return (Initial Expectation)	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Realized IRR	-17.8%	-6.8%	-2.8%	-0.8%	0.5%	1.3%	1.9%	2.4%	2.7%	3.0%
Initial Expectation IRR	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

SOURCE: JOHNSON ASSET MANAGEMENT

ASYMMETRY OF BOND TOTAL RETURN POTENTIAL AS RATES RISE

Higher levels of income at higher yields help cushion bonds from the price impact of rising rates, leading to asymmetry of potential total returns which increase with the duration of the bond/portfolio.

- A simple formula to calculate the Total Return for a bond due to a change in interest rates is the following:

Bps Total Return = (-Duration * Bps Change in Rates) + Bps Yield

- To use the 10-Yr Treasury as an example, with the characteristics listed below, if interest rates fall by 1%, the total return looks like this: [(-8.37 * -100) + 380] = 12.17%. Conversely, if rates were to rise by 1% the total return would be: -4.57%.

We've illustrated the total return scenario for current US Treasury tenors, using the characteristics below, as of 9/30/2022:

	Duration	Yield
2Y UST	1.90	4.23%
5Y UST	4.47	4.05%
10Y UST	8.37	3.80%
30Y UST	18.05	3.77%

UST Total Returns: +/- 1% Rate Scenario


2Y UST
6.13%
2.33%
5Y UST
8.52%
-0.42%
10Y UST
12.17%
-4.57%
30Y UST
21.82%
-14.28%
-25.0%
-15.0%
-5.0%
5.0%
15.0%
25.0%
-100 Bps
+100 Bps

SOURCE: BLOOMBERG DATA AS OF 9/30/22

BONDS RETURNS FOLLOW STARTING YIELDS


Starting Yield & Total Returns - Bloomberg Aggregate Index
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
-15.00%
-20.00%
1/31/1995
1/30/1998
1/31/2001
1/30/2004
1/31/2007
1/29/2010
1/31/2013
1/29/2016
1/31/2019
1/31/2022
1/29/2025
Rolling 5-Yr. Returns
Starting Yield
Rolling 12-Mo. Returns

SOURCE: BLOOMBERG DATA AS OF 9/30/22

STRATEGIC ASSET ALLOCATION MARKET BAROMETER


Unattractive
Neutral
Attractive
EQUITIES
U.S. Large Cap
U.S. Mid Cap
U.S. Small/Micro Cap
International
FIXED INCOME
ALTERNATIVE & REAL ASSETS
High Yield Bonds
Commodities
Gold
Infrastructure
REITs
CASH

Note: We cannot promise future results. Our opinions are a reflection of our best judgement at the time this presentation was created, and we disclaim any obligation to update or alter forward looking statements as a result of new information, future events or otherwise.

STRATEGIC ASSET ALLOCATION SCALE

	Conservative Higher Returns for Bond Risk		Moderate-Conservative		Moderate Higher Returns for 60/40 Balanced Risk		Moderate-Aggressive		Aggressive Stock Returns at Lower Risk	
ASSET CLASS	GOAL %	STRATEGIC RANGE %	GOAL %	STRATEGIC RANGE %	GOAL %	STRATEGIC RANGE %	GOAL %	STRATEGIC RANGE %	GOAL %	STRATEGIC RANGE %
Equities	19.1%	0-30%	38.2%	20-50%	57.3%	40-70%	71.6%	55-85%	86.0%	70-100%
U.S. Equities - Large Cap	13.4%		26.7%		40.1%		50.09 %		60.10 %	
U.S. Equities - Mid Cap	1.1%		2.2%		3.4%		4.20%		5.04%	
U.S. Equities - Small Cap	1.3%		2.6%		3.8%		4.80%		5.76%	
International Equities	3.3%		6.7%		10.0%		12.54%		15.05%	
Fixed Income	80.0%	40-90%	60.0%	30-70%	40.0%	20-50%	25.00 %	10-30%	10.00 %	0-10%
Investment Grade	80.0%		60.0%		40.0%		25.00 %		10.00 %	
TIPs	0.0%		0.0%		0.0%		0.00%		0.00%	
Alternatives	0.0%	0-30%	0.0%	0-25%	0.0%	0-20%	0.0%	0-20%	0.0%	0-20%
High Yield Bonds	0.0%		0.0%		0.0%		0.0%		0.0%	
Absolute Return	0.0%		0.0%		0.0%		0.0%		0.0%	
Real Assets	0.9%	0-30%	1.8%	0-25%	2.7%	0-20%	3.4%	0-20%	4.1%	0-20%
Commodities	0.0%		0.0%		0.0%		0.0%		0.0%	
MLPs	0.0%		0.0%		0.0%		0.0%		0.0%	
Infrastructure	0.6%		1.2%		1.8%		2.3%		2.7%	
Gold/Precious Metals	0.0%		0.0%		0.0%		0.00%		0.0%	
Real Estate	0.3%		0.6%		0.9%		1.13%		1.35%	
Cash	0.0%	0-10%	0.0%	0-10%	0.0%	0-10%	0.00%	0-10%	0.00%	0-10%

**Goal percentages may not total 100% due to rounding.*

EXECUTIVE SUMMARY

- Year-to-date investment performance across asset classes has been broadly negative and is being driven by a reset lower in valuation levels.
- The valuation shock is being driven primarily by changes in interest rates.
- Interest rates are increasing primarily due to Federal Reserve policy changes in reaction to higher inflation.
- Thus far, corporate fundamentals have been relatively unaffected by restrictive policy. We are, however, starting to see some signs of slowing as the economy weakens.
- For long-term investors, higher rates and lower equity market multiples are a positive sign for future returns. Fundamental risks are higher than normal in the near-term due to restrictive policy and slowing growth.
- There are still some pockets of valuation risk – particularly in the largest and most growth-oriented companies. Diversification across company size and geography remains important.
- While the timing and magnitude of a potential recession remains uncertain, the current environment warrants a cautious stance in portfolios. Bonds and real assets are attractive. Quality security selection is the key to all-weather risk control in investment portfolios.

JOHNSON
INVESTMENT COUNSEL

THANK YOU!

JOHNSONINV.COM

800.541.0170

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One of our most important responsibilities to client and prospective clients is to communicate in an open and direct manner. Some of our comments in this presentation are based on current management expectations and are considered "forward-looking statements". Actual future results, however may prove to be different from our expectations. We cannot promise future results. Any performance expectations presented here should not be taken as any guarantee or other assurance as to future results. Our opinions are a reflection of our best judgment at the time this presentation was created, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events or otherwise. The material contained herein is based upon proprietary information and is provided purely for reference and as such is confidential and intended solely for those to whom it was provided by JIC. Certain information provided herein is based on third-party sources. Although believed to be accurate, the information provided from third-party sources has not been independently verified. JIC assumes no liability for errors and omissions in the information contained herein.